UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

NUANCE COMMUNICATIONS, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-36056	94-3156479
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1 Wayside Road Burlington, Massachusetts 01803

(Address of Principal Executive Offices)

Kenneth M. Siegel

Executive Vice President and Chief Legal Officer

(781) 565-5000

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Company’s Conflict Minerals Report filed for the calendar year ended December 31, 2016 is publicly available at www.Nuance.com under “Corporate Governance.”

Item 1.02 Exhibit

Company’s Conflict Minerals Report for the calendar year ended December 31, 2016 is filed as Exhibit 1.01 hereto.

Item 2.01 Exhibit

Exhibit 1.01         Conflict Minerals Report of Company for the calendar year ended December 31, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NUANCE COMMUNICATIONS, INC.

By:	/s/ Kenneth M. Siegel
Kenneth M. Siegel
Executive Vice President and Chief Legal Officer
Dated: May 31, 2017